Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County, Taiwan

December 19, 2008

VIA EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Omphalos, Corp.
Form 10-KSB for the year ended December 31, 2007
Filed April 11, 2008
Form 10-Q for the quarter ended March 31, 2008
Form 8-K/A filed April 9, 2008
File No. 000-32341

Dear Ms. Tillan:

The following are responses of Omphalos, Corp. (the “Company”) to the corresponding numbered comments in the December 8, 2008 letter from the Securities and Exchange Commission (the “Commission”). The Company will file amended Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008, and an amended Form 8-K/A, promptly upon the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter.

Form 8-K/A filed April 9, 2008

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

1.
Please tell us and disclose why you refer to the 2007 and 2006 financial statements as revised.  If the financial statements were restated in accordance with SFAS 154, then you should provide the disclosures required by that statement in your financial statements.  We similarly note your reference to amended financial statements in the March 31, and June 30, 2008 amended Forms 10-Q.  Please similarly revise.

Response:

The amended Form 8-K/A will reflect the removal of the term “revised” at the front of those financial statements in the explanatory note. We will also reflect the similar changes to remove the term “amended” for the Form 10-Q/A for the quarter ended March 31 and June 30, 2008.

The management has determined that there are no changes in accounting principals, accounting estimates, or the reporting entity in the financial statements as enclosed in the amended filings to be filed. The reclassifications on the financial statements do not constitute as corrections of errors according to Par. 25 of SFAS 154 “Correction of an Error in Previously Issued Financial Statements”, given that there are no:

1. Cumulative effect of an error on periods prior to those presented that shall be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, or;
2. An offsetting adjustment, if any, shall be made to the opening balance of retained earnings for that period.

Item 4.01 Changes in Registrant’s Certifying Accountant

2.
Please revise to state whether the decision to change accountants was recommended or approved by (A) any audit or similar committee of the board of directors, if the issuer has such a committee; or (B) the board of directors, if the issuer has no such committee.  Refer to Item 304(a)(1)(iii) of Regulation S-K.

Response:

The amended Form 8-K/A will be revised to state that the decision to change accountants was approved, unanimously, by the board of directors of the Company.

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

Consolidated and Combined Statements of Income, page 4

3.
Please tell us why you include the ‘Other operating revenue’ in determining your gross profit.  Tell us the components of this item and why you believe that these amounts represent revenues.  Please similarly address this comment for your interim financial statement included in your Forms 10-Q.

Response:

The components of the “Other operating revenue” include commission income and gain on lawsuit settlement. According to Question 2 of SAB Topic 5.P.3, the proper classification of an item depends on the nature of the item and the assets and operations to which it relates. The underlying natures of each item relates to activities for which the revenues and expenses have historically been included in operating income. The management has determined that commission income and gain on lawsuit settlement relate to operating activities and therefore should be classified as operating income.

We will revise presentation format of the statements of income to more accurately present the components of income from operations.   A similar classification of similar items will be made in the statements of operations for the interim financial statements included in Forms 10-Q.

Consolidated and Combined Statements of Cash Flows, page 6

4.
Please refer to our prior comment 4. It appears from you response that you believe that the distribution to the shareholders should be treated as a dividend. Please tell us your consideration of paragraph 20(a) of SFAS 95 with regards to the classification of the distribution to owners in the statement of cash flows.

Response:

According to paragraph 20(a) of SFAS 95, payments of dividends or other distributions to owners, including outlays to reacquire the enterprise's equity instruments are cash outflows for financing activities. We will revise the Statement of Cash Flows to reclassify the distribution to the shareholders as a cash outflow from financing activities.

5.	Please reconcile the amounts reflected for 2006 with your statements of cash flows for 2006 presented on page 6 of the combined statements of cash flows audited by Simon & Edward.

Response:

We will revise the amount reflected for 2006 with the statements of cash flows to be consistent with the combined statements of cash flows audited by Simon & Edward.

6.
You present ‘Redemption (Purchase) of investments’ as a source or use of cash provided by investing activities.  Please tell us how this presentation considers the guidance in paragraph 18 of SFAS 115.  Tell us whether the redemptions represent sales and/or maturities.

Response:

According to paragraph 18 of SFAS 115, cash flows from purchases, sales, and maturities of available-for-sale securities and held-to-maturity securities shall be classified as cash flows from investing activities and reported gross for each security classification in the statement of cash flows.  Cash flows from purchases, sales, and maturities of trading securities shall be classified as cash flows from operating activities.

The amount of $877,603 presented on the statement of cash flows for the year 2007 was the gross amount of maturities of long-term CDs, which was designated as held-to-maturity portfolio. The 2006 amount of $(549,846) represents the gross purchase of long-term CDs of $1,000,000 partially offset by the gross amount of maturities of long-term CDs of $450,154. The above investments were classified as held-to-maturity investments according to management’s intent.

We will revise the statements of cash flows to present gross amounts for purchases, sales, and maturities of investments in separate line items as sources or uses of cash provided by investing activities.

Note 1.  Organization  and Summary of Significant Accounting Policies, page 7

Accounts Receivable, page 8

7.
We note that you carry accounts receivable at the original invoice amount “less an estimate for doubtful receivables based on a review of all outstanding amounts at year end.”  Please tell us and disclose how you ensure that the amount of your accounts receivable are properly state at each balance sheet date, including interim financial statements.  Please also clarify in your policy whether or not you only provide reserves for specific amounts deemed uncollectible or also a reserve for unspecific accounts based on past collection experience and your expectations of the future.

Response:

Management determines the allowance for doubtful accounts on a periodic basis, usually quarterly, based on a review of the current status of existing receivables, account aging, historical collection experience, subsequent collections, management's evaluation of the effect of existing economic conditions, and other known factors. The provision is provided for the above estimates made for all doubtful receivables. Account balances are charged off against the allowance only when the Company considers it is probable that a receivable will not be recovered.

We will expand our disclosure of accounting policies for accounts receivable as follows:

“Accounts Receivable — Accounts receivable are carried at original invoice amount less estimates made for doubtful receivables. Management determines the allowance for doubtful accounts on a periodic basis, usually quarterly, based on a review of the current status of existing receivables, account aging, historical collection experience, subsequent collections, management's evaluation of the effect of existing economic conditions, and other known factors. The provision is provided for the above estimates made for all doubtful receivables. Account balances are charged off against the allowance only when the Company considers it is probable that a receivable will not be recovered. Recoveries of trade receivables previously written off are recorded when received.”

Revenue Recognition, page 9

8.
We note that your revenue recognition policy is overly general and does not tell a reader how and when you record revenue for your sales.  For example, if true, you could state that the company recognizes revenue upon shipment.  Please also tell us and disclose in the nature of the discounts, rebates, returns and other allowances you provide to customers and how you determine the amount to accrue for these items.

Response:

The Company derives revenues from the sale of equipment and parts to customers.  The Company recognizes this revenue upon shipment or when title passes to and the risks and rewards of ownership have transferred to the customer based on the terms of the sales. Usually no returns, discounts or other allowances are provided to customers.

We will expand our disclosure of accounting policies for revenue recognition as follows:

“~The Company derives revenues from the sale of equipment and parts to customers.  The Company recognizes this revenue upon shipment or when title passes to and the risks and rewards of ownership have transferred to the customer based on the terms of the sales. Usually no returns, discounts or other allowances are provided to customers. Shipping and handling charges to customers are included in net sales. Shipping and handling charges incurred by the Company are included in cost of good sold. ~”

Form 10-Q for the Quarterly Period Ended March 31, 2008

Note 4.  Fair Value Measurements, page 10

9.
We note your disclosure that SFAS 157 applies to long-term investments.  Please expand your disclosure in future filings to include all instruments that should be considered under the guidance of SFAS 157 including your cash equivalents.

Response:

We will expand our disclosure in future filings to include all instruments that should be considered under the guidance of SFAS 157 including our cash equivalents.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Condensed consolidated Balance Sheets, page 5

10.	Please tell us why the number of shares of common stock outstanding increased by 2,731,667 shares. Discuss how this transaction is reflected in your statements of cash flows.

Response:

The increased number of shares represents the legal acquirer’s (Soyodo Group Holdings, Inc.) outstanding shares of 8,195,000 before reverse merger. The number of shares was retroactively restated for the one for three reverse split. The net asset of legal acquirer (Soyodo Group Holdings, Inc.) was $530 before reverse merger.

We will add the supplemental disclosure of noncash investing activities in statements of cash flow to reflect the transaction as follows:

Supplemental disclosure of noncash investing activities:
Shares issued for acquisition of Soyodo Group Holdings, Inc.          $530

11.	Please show us a reconciliation of retained earnings from December 31, 2007 through September 30, 2008.

Response:

The reconciliation of retained earnings from December 31, 2007 through September 30, 2008 is as follows:

Retained earnings balance at December 31, 2007	$4,185,205
Cash dividend Distributions	(181,718)
Net income for the period	728,809
Retained earnings balance at September 30, 2008	$4,732,296

We will include the statement of shareholders’ equity in the financial statements for the period ended September 30, 2008 to present the above reconciliation.

Exhibit 31.1 and 31.2

12.	Please refer to our prior comment 5. We continue to note the following with regards to the certifications included as an exhibit to your Form 10-Q:

You added the phrase ‘for the quarter ended September 30, 2008’ to paragraph 1;.
  And
You deleted the phrase ‘(the registrant’s fourth quarter in the case of an annual report)’ from paragraph 4(d).

Please revise future filings, including any amendment, to include certifications that are consistent with the language in Item 601(b) (31) of Regulation S-K.

Response:

Future filings, as well as any amendments, will include certifications that are consistent with the language in Item 601(b) (31) of Regulation S-K.

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at 011-8863-322-9658.

Very truly yours,
/s/ Sheng-Peir Yang
Sheng-Peir Yang
Chief Executive Officer, President and Chairman of the Board